EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

June 30, 2013

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Unaudited – Expressed in Canadian Dollars

ASSETS	June 30, 2013	December 31, 2012

Current
Cash and cash equivalents (Note 3)	$14,941,381	$21,699,983
Investments (Note 5)	1,215,377	1,585,022
Receivables (Note 6)	1,065,092	1,032,058
Prepaid expenses	362,409	204,491
Total current assets	17,584,259	24,521,554

Non-current
Restricted cash (Note 4)	77,474	77,519
Investments (Note 5)	480,000	-
Property and equipment (Note 7)	1,416,553	1,576,982
Investment in associated companies (Note 8)	4,415,169	3,002,101
Exploration and evaluation assets (Note 9)	4,965,767	4,940,941
Royalty interest (Note 10)	40,174,372	38,738,592
Reclamation bonds (Note 11)	738,416	488,522
Goodwill (Note 12)	9,464,675	8,970,514
Other assets (Note 13)	146,604	159,062
Total non-current assets	61,879,030	57,954,233

TOTAL ASSETS	$79,463,289	$82,475,787

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$1,141,310	$1,549,713
Income taxes payable	-	228,085
Advances from joint venture partners (Note 15)	54,072	40,901
Total current liabilities	1,195,382	1,818,699

Non-current
Deferred income tax liability	12,571,117	12,288,419

TOTAL LIABILITIES	13,766,499	14,107,118

SHAREHOLDERS' EQUITY
Capital stock (Note 16)	115,143,726	114,414,001
Commitment to issue shares (Note 16)	1,063,206	1,097,192
Reserves	10,695,949	8,856,844
Deficit	(61,206,091)	(55,999,368)
TOTAL SHAREHOLDERS' EQUITY	65,696,790	68,368,669

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$79,463,289	$82,475,787

Nature of operations (Note 1)
Events after the reporting date (Note 21)

Approved on behalf of the Board of Directors on August 12, 2013:

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
Unaudited – Expressed in Canadian Dollars

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

ROYALTY INCOME (Note 10)	$577,558	$-	$1,515,530	$-
Cost of sales
Gold tax	(28,869)	-	(74,631)	-
Depletion	(346,452)	-	(856,584)	-
Net royalty income	202,237	-	584,315	-

EXPLORATION EXPENDITURES (Note 9)	2,929,328	4,180,475	5,809,175	6,294,542
Less: recoveries	(2,109,651)	(2,351,981)	(3,783,972)	(3,429,006)
Net exploration expenditures	819,677	1,828,494	2,025,203	2,865,536

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	205,905	427,549	321,600	758,565
Depreciation (Note 7)	32,643	31,560	64,841	31,560
Investor relations and shareholder information	41,674	101,932	133,745	180,529
Professional fees	284,528	421,554	494,302	986,788
Salaries and consultants	599,111	511,426	1,314,936	1,132,906
Share-based payments (Note 16)	168,403	197,023	321,963	790,400
Transfer agent and filing fees	38,406	20,222	106,234	211,960
Travel	24,621	89,519	87,379	249,625
Total general and administrative expenses	1,395,291	1,800,785	2,845,000	4,342,333

Loss from operations	(2,012,731)	(3,629,279)	(4,285,888)	(7,207,869)

Change in fair value of held-for-trading investments	(37,047)	(524,481)	(578,048)	(691,888)
Equity loss in associated companies (Note 8)	(359,084)	(149,736)	(692,716)	(450,002)
Foreign exchange gain (loss)	96,129	109,103	103,194	(2,993)
Gain (loss) on investments	(964)	(573)	101,078	31,702
Interest income	101,528	84,153	155,323	156,725
Option payments received	-	80,216	-	80,216

Loss before income taxes	(2,212,169)	(4,030,597)	(5,197,057)	(8,084,109)
Income tax expense	(150,528)	-	(380,391)	-
Deferred income recovery	389,034	-	370,725	-

Loss for the period	$(1,973,663)	$(4,030,597)	$(5,206,723)	$(8,084,109)

Basic and diluted loss per share	$(0.03)	$(0.08)	$(0.07)	$(0.15)

Weighted average number of common shares outstanding	72,381,199	53,130,502	72,295,724	52,832,988

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
Unaudited – Expressed in Canadian Dollars

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Loss for the period	$(1,973,663)	$(4,030,597)	$(5,206,723)	$(8,084,109)
Other comprehensive gain
Currency translation adjustment	966,015	-	1,933,097	-
Comprehensive loss for the period	$(1,007,648)	$(4,030,597)	$(3,273,626)	$(8,084,109)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Six month period ended	Six month period ended
	June 30, 2013	June 30, 2012
Cash flows from operating activities
Loss for the period	$(5,206,723)	$(8,084,109)

Items not affecting operating activities:
Interest income	(155,323)	(156,725)
Unrealized foreign exchange effect on cash and cash equivalents	(132,642)	-

Items not affecting cash:
Change in fair value of held-for-trading investments	578,048	691,888
Commitment to issue bonus shares	381,647	725,060
Bonus shares issued as performance bonuses	17,500	-
Depreciation	164,117	85,145
Depletion of royalty interest	856,584	-
Fair value of stock options granted	-	218,818
Gain on sale of investments	(101,078)	(32,275)
Share of loss in equity investments	692,716	450,002
Income tax expense	380,391	-
Deferred income recovery	(370,725)	-
Unrealized foreign exchange (gain) loss	854	(37,488)
Changes in non-cash working capital items:
Receivables	(33,034)	(466,307)
Prepaid expenses	(418,582)	4,432
Accounts payable and accrued liabilities	(756,215)	35,451
Advance from joint venture partners	13,171	(1,000,777)
Total cash used in operating activities	(4,089,294)	(7,566,885)
Cash flows from investing activities
Acquisition of exploration and evaluation assets	(52,326)	(24,266)
Interest received on cash and cash equivalents	155,323	156,725
Proceeds from sale of investments	466,536	718,275
Proceeds from sale of other assets	12,179	-
Purchase of investments	(1,026,941)	(1,314,744)
Purchase of royalty interest	(200,000)	-
Purchase of investments in associated companies	(2,105,784)	-
Restricted cash	45	99,482
Purchase of property and equipment	(3,688)	(1,175,368)
Reclamation bonds	(249,894)	(51,674)
Total cash used in investing activities	(3,004,550)	(1,591,570)
Cash flows from financing activities
Proceeds received from options exercised	202,600	600,020
Proceeds received from warrants exercised	-	1,898,995
Total cash provided by financing activities	202,600	2,499,015

Effect of exchange rate changes on cash and cash equivalents	132,642	-

Change in cash and cash equivalents	(6,758,602)	(6,659,440)
Cash and cash equivalents, beginning	21,699,983	41,371,968
Cash and cash equivalents, ending	$14,941,381	$34,712,528

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Unaudited – Expressed in Canadian Dollars

				Reserves
					Cumulative
	Number of		Commitment	Share-based	translation
	common shares	Capital stock	to issue shares	payments	adjustment	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669
Shares issued as bonus shares	198,168	415,633	(415,633)	-	-	-	-
Shares issued on exercise of stock options	196,000	202,600	-	-	-	-	202,600
Reclassification of fair value of options exercised	-	93,992	-	(93,992)	-	-	-
Share-based payments	10,000	17,500	-	-	-	-	17,500
Commitment to issue shares	-	-	381,647	-	-	-	381,647
Foreign currency translation adjustment	-	-	-	-	1,933,097	-	1,933,097
Loss for the period	-	-	-	-	-	(5,206,723)	(5,206,723)

Balance as at June 30, 2013	72,456,040	$115,143,726	$1,063,206	$8,362,377	$2,333,572	$(61,206,091)	$65,696,790

				Reserves
					Cumulative
	Number of		Commitment	Share-based	translation
	common shares	Capital stock	to issue shares	payments	adjustment	Deficit	Total
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued as bonus shares	227,000	541,540	(541,540)	-	-	-	-
Shares issued on exercise of stock options	384,000	600,020	-	-	-	-	600,020
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of mineral property	10,585	26,568	-	-	-	-	26,568
Reclassification of fair value of options exercised	-	331,256	-	(331,256)	-	-	-
Share based payments	-	-	-	218,818	-	-	218,818
Commitment to issue shares	-	-	725,060	-	-	-	725,060
Loss for the period	-	-	-	-	-	(8,084,109)	(8,084,109)

Balance as at June 30, 2012	53,446,200	$80,520,395	$679,165	$7,146,549	$-	$(43,181,424)	$45,164,685

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for its exploration programs and administrative expenditures through and beyond the next twelve months, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed consolidated interim financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on its exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of its exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2012.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2012. On January 1, 2013, the following pronouncements came into effect:

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

IFRS 11 Joint Arrangements (“IFRS 11”) supersedes IAS 31 Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011) (“IAS 28”). The Company has not entered into any joint arrangements and has concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structure entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate that nature, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interest in other entities, the amendments did not have an impact on the Company’s financial position or performance.

IFRS 13 Fair Value Measurement (“IFRS 13”) provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendments to IAS 1 Presentation of Financial Statements

These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

Significant accounting policies and interpretations issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(a) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

  This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standard; however, enhanced disclosure requirements is expected.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits with maturities less than 90 days.

	June 30, 2013	December 31, 2012
Cash	$4,346,824	$6,891,326
Short-term deposits	10,594,557	14,808,657

Total	$14,941,381	$21,699,983

4. RESTRICTED CASH

At June 30, 2013, the Company classified $77,474 (December 31, 2012 - $77,519) as restricted cash. This amount is comprised of $50,960 (December 31, 2012 - $50,960) cash held as a security deposit for the Company’s Haiti exploration program, and $26,514 (December 31, 2012 - $26,559) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in Haiti and Sweden.

5. INVESTMENTS

At June 30, 2013, the Company had the following investments:

		Accumulated
June 30, 2013	Cost	unrealized loss	Fair value

Available-for-sale
Marketable securities	$480,000	$-	$480,000

Fair value through profit or loss
Marketable securities	2,361,801	(1,146,424)	1,215,377
Total investments	$2,841,801	$(1,146,424)	$1,695,377

At December 31, 2012, the Company had the following investments:

		Accumulated
December 31, 2012	Cost	unrealized loss	Fair value

Fair value through profit or loss
Marketable securities	2,152,636	(567,614)	1,585,022
Total investments	$2,152,636	$(567,614)	$1,585,022

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

6. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	June 30, 2013	December 31, 2012
Royalty income receivable	$485,503	$461,631
Refundable taxes	171,975	344,362
Recoverable exploration expenditures and advances	397,807	216,066
Other	9,807	9,999
Total	$1,065,092	$1,032,058

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	June 30, 2013	December 31, 2012
Canadian dollars	$64,006	$198,612
US dollars	739,119	585,477
Turkish Lira	160,182	131,172
Swedish Krona	97,968	56,572
Other	3,817	60,225
Total	$1,065,092	$1,032,058

7. PROPERTY AND EQUIPMENT

During the six month period ended June 30, 2013, depreciation of $99,276 (June 30, 2012 - $56,523) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2012	$116,986	$222,684	$129,207	$370,937	$615,302	$552,277	$2,007,393
Additions	-	1,718	1,970	-	-	-	3,688
Disposals and derecognition	-	(8,712)	(372)	-	-	-	(9,084)
As at June 30, 2013	116,986	215,690	130,805	370,937	615,302	552,277	2,001,997
Accumulated depreciation
As at December 31, 2012	71,416	118,771	65,594	88,764	85,866	-	430,411
Additions	17,739	32,245	1,394	55,494	57,245	-	164,117
Disposals and derecognition	-	(8,712)	(372)	-	-	-	(9,084)
As at June 30, 2013	$89,155	$142,304	$66,616	$144,258	$143,111	$-	$585,444
Net book value
As at December 31, 2012	$45,570	$103,913	$63,613	$282,173	$529,436	$552,277	$1,576,982
As at June 30, 2013	$27,831	$73,386	$64,189	$226,679	$472,191	$552,277	$1,416,553

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At June 30, 2013, the Company’s investment in the joint venture was $NIL (December 31, 2012 - $NIL). The Company’s share of the net loss of the joint venture for the six month period ended June 30, 2013 was $Nil (June 30, 2012 - $76,511).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

The Company also has a 41.89% equity investment in IG Copper Inc. (“IGR”). At June 30, 2013, the Company has paid $6,160,524 towards its investment. At June 30, 2013, the Company’s investment less its share of accumulated equity losses was $4,415,169 (December 31, 2012 - $3,002,101). The Company’s share of the net loss for the six month period ended June 30, 2013 was $692,716 (June 30, 2012 - $373,491).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at June 30, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

June 30, 2013	Turkish Co	IGR
Aggregate assets	$95,766	$6,108,354
Aggregate liabilities	(53,864)	(381,778)
Income (loss) for the period	87,000	(1,888,669)
The Company's ownership %	49.00%	41.89%
The Company's share of gain (loss) for the period	-	(692,716)

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2012	Turkish Co	IGR
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Loss for the period	(249,627)	(3,467,829)
The Company's ownership %	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

9. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

At June 30, 2013 and December 31, 2012, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	June 30, 2013	December 31, 2012
Asia Pacific	Various	$750,450	$698,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	7,174	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	419,300	419,300
of America	Jasper Canyon, Arizona	235,856	235,856
	Mineral Hill, Wyoming	262,062	262,062
	Red Hills, Arizona	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$4,965,767	$4,940,941

Turkey

On June 30, 2013 (the “Agreement Date”), the Company entered into an option agreement (the "Agreement") to sell the Akarca property in northwest Turkey for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Agreement gives Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, the option to acquire EMX's 100% owned subsidiary, AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property.

The Agreement requires Çolakoglu to make an up-front payment of US$250,000 (received). The option cannot be exercised until 18 months after the Agreement Date. In order to exercise the option, Colakoglu must drill at least 5,000 meters within one year of the Agreement Date, and pay US$500,000. After exercise of the option, Colakoglu must make additional cash payments of US$4,250,000 over a period of three years and drill a cumulative 20,000 meters over a period of four years after the Agreement Date. In addition, Colakoglu must deliver up to 18,000 troy ounces of gold under certain terms and conditions. Between the sixth and ninth anniversary of the Agreement Date, if commercial production has not already commenced and if Colakoglu has not already delivered a feasibility study, EMX may request that a feasibility study be delivered within 180 days of such request. The Company will retain a 3.5% Net Smelter Return (NSR) royalty on any production from the property.

These notes should be read in conjunction with the Company’s most recently filed audited annual consolidated financial statements as at and for the year ended December 31, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures

During the six month period ended June 30, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

* Significant components of “Other” exploration expenditures for the six months ended June 30, 2013 were Brazil - $400,612; Georgia - $100,061; Haiti - $202,328, and Austria - $73,153.

** During the six month period ended June 30, 2013, the Company received from Dedeman US$200,000 in advance royalty payments on the Aktutan license that were due August 7, 2011 and August 7, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures (continued)

During the six month period ended June 30, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

10. ROYALTY INTEREST

At June 30, 2013, the Company has capitalized the following acquisition costs on its Royalty interests:

Opening Balance, December 31, 2012	$38,738,592
Adjusted for:
Additions	200,000
Depletion	(856,584)
Cumulative translation adjustments	2,092,364

Ending Balance, June 30, 2013	$40,174,372

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing one-percent (1%) gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing one-percent (1%) GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the six month period ended June 30, 2013, $1,515,530 in royalty income was included in operations offset by a 5% direct gold tax and depletion expense.

The foreign exchange component of the deferred income tax liability on the Royalty interest is recorded as part of the cumulative translation adjustment in other comprehensive income. As at June 30, 2013, the cumulative effect was $653,428.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no decommissioning or restoration provisions related to the properties as of June 30, 2013 (December 31, 2012 - $NIL).

	June 30, 2013	December 31, 2012
United States of America - various properties	$458,276	$230,880
Turkey - various properties	204,068	184,256
Australia - various properties	68,188	73,386
Europe - various properties	7,884	-
Total	$738,416	$488,522

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

12. GOODWILL

Goodwill represents the excess of the price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

For the six month period ended June 30, 2013:

Opening Balance, December 31, 2012	$8,970,514
Adjusted for:
Cumulative translation adjustment	494,161

Ending Balance, June 30, 2013	$9,464,675

13. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the six month period ended June 30, 2013, the Company sold some native gold for gross proceeds of $12,179 which equaled its cost.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2013	December 31, 2012
Accounts payable	$986,172	$978,960
Accrued liabilities	155,138	570,753
Total	$1,141,310	$1,549,713

15. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	June 30, 2013	December 31, 2012
Haiti	$5,550	$5,550
Sweden	21,282	20,932
U.S.A.	27,240	14,419
Total	$54,072	$40,901

16. CAPITAL STOCK

Authorized

As at June 30, 2013, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common shares

For the six month period ended June 30, 2013, the Company issued:

  198,168 bonus shares valued at $415,633 to officers, employees and consultants of the Company applied to commitment to issue shares;
  196,000 common shares for gross proceeds of $202,600 pursuant to the exercise of stock options; and
  10,000 common shares value at $17,500 as employment compensation.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

16. CAPITAL STOCK (Continued)

Stock options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the six month period ended June 30, 2013, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	4,798,700	2.26
Exercised	(196,000)	1.03
Cancelled / expired	(400,000)	2.39

Number of options outstanding and exercisable as at June 30, 2013	4,202,700	$2.31

The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2013:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date

September 18, 2008	154,000	154,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	10,000	10,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	922,500	922,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010 *	58,200	58,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011 *	1,236,000	1,236,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012 *	959,500	959,500	1.94	August 22, 2017
October 16, 2012	82,000	82,000	2.44	October 16, 2017

Total	4,202,700	4,202,700

* 43,000 cancelled subsequent to June 30, 2013

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

16. CAPITAL STOCK (Continued)

Share-based payments

During the six month period ended June 30, 2013, the Company recorded aggregate share-based payments of $399,147 (June 30, 2012 - $943,878) as they relate to the fair value of options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Six months ended June 30, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$304,463	$77,184	$381,647
Shares issued as employment compensation	17,500	-	17,500
	$321,963	$77,184	$399,147

	General and
	Administrative	Exploration
Six months ended June 30, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$653,638	$71,422	$725,060
Fair value of options granted	136,762	82,056	218,818
	$790,400	$153,478	$943,878

Warrants

During the six month period ended June 30, 2013, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	13,265,138	$3.70
Expired	(4,089,605)	3.54
Balance as at June 30, 2013	9,175,533	$3.77

As at June 30, 2013, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.00	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.00	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.00	(1)	November 8, 2015
Total	9,175,533

(1) $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2) $3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

17. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the six month period ended June 30, 2013	Salary or Fees	Payments	Total
Management	$461,534	$234,246	$695,780
Outside directors	78,000	21,844	99,844
Seabord Services Corp. *	225,300	-	225,300
Total	$764,834	$256,090	$1,020,924

		Share-based
For the six month period ended June 30, 2012	Salary or Fees	Payments	Total
Management	$277,998	$431,452	$709,450
Outside directors	48,000	78,426	126,426
Seabord Services Corp. *	238,800	-	238,800
Total	$564,798	$509,878	$1,074,676

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the board of directors of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $52,740 (December 31, 2012 - $50,020) owed to related parties.

18. SEGMENTED INFORMATION

The Company operates within the resource industry. At June 30, 2013 and December 31, 2012, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	June 30, 2013	December 31, 2012
Asia Pacific	$750,450	$698,124
Sweden	437,755	437,755
Turkey	239,721	267,221
United States of America	3,537,841	3,537,841
Total	$4,965,767	$4,940,941

PROPERTY AND EQUIPMENT	June 30, 2013	December 31, 2012
Asia Pacific	$150,183	$185,617
Brazil	15,489	35,680
Canada	22,106	28,931
Georgia	13,477	16,510
Haiti	14,341	17,675
Sweden	23,144	35,068
Turkey	95,108	120,535
United States of America	1,082,705	1,136,966
Total	$1,416,553	$1,576,982

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are part of a cash generating unit located in the United States, except $200,000 in royalty interest held in Serbia.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at June 30, 2013, the Company had working capital of $16,388,877 (December 31, 2012 - $22,702,855). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at June 30, 2013, there were no changes in the levels in comparison to December 31, 2012. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$14,941,381	$-	$-	$14,941,381
Restricted cash	77,474	-	-	77,474
Available for sale investments	480,000			480,000
Fair value through profit or loss
investments	1,215,377	-	-	1,215,377
Total	$16,714,232	$-	$-	$16,714,232

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the June 30, 2013 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $170,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities to foreign exchange risk as at June 30, 2013 is as follows:

Accounts	USD amount
Cash and cash equivalents	$4,169,544
Receivables	842,340
Accounts payable and accrued liabilities	(565,357)
Total	$4,446,527

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Six Month Period Ended June 30, 2013

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Currency risk (continued)

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations is considered immaterial.

Based on the above net exposure as at June 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $44,500 in the Company’s pre-tax profit or loss.

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the six month period ended June 30, 2013 included:

a.	Reclassification of $93,992 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 198,168 bonus shares valued at $415,633 applied to commitment to issue shares; and
c.	Received 500,000 shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey.

The significant non-cash investing and financing transactions during the six month period ended June 30, 2012 included:

a.	Reclassification of $331,256 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 10,585 common shares valued at $26,568 for the acquisition of mineral properties; and
c.	Issuance of 227,000 bonus shares valued at $541,540 applied to commitment to issue shares.

21. EVENTS AFTER THE REPORTING DATE

Subsequent to June 30, 2013, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties from future geothermal energy production.